UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2020
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2020

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6 to 7

Consolidated Balance Sheets	8

Notes to Unaudited Interim Condensed Consolidated Financial Statements	9 to 25

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	323,027	293,598	868,949	867,030
Cost of sales	238,917	229,535	668,645	680,477
Gross profit	84,110	64,063	200,304	186,553
Selling, general and administrative expenses	38,621	35,025	104,062	104,141
Research expenses	2,554	3,326	8,433	9,518
	41,175	38,351	112,495	113,659
Operating profit before manufacturing facility closures, restructuring and other related charges	42,935	25,712	87,809	72,894
Manufacturing facility closures, restructuring and other related charges	466	1,614	4,328	5,793
Operating profit	42,469	24,098	83,481	67,101
Finance costs (Note 3)
Interest	7,368	7,764	22,679	24,022
Other finance expense (income), net	1,296	(459)	(9,426)	(316)
	8,664	7,305	13,253	23,706
Earnings before income tax expense	33,805	16,793	70,228	43,395
Income tax expense (benefit) (Note 5)
Current	9,373	6,584	15,724	13,736
Deferred	(2,741)	(2,332)	(1,564)	125
	6,632	4,252	14,160	13,861
Net earnings	27,173	12,541	56,068	29,534

Net earnings (loss) attributable to:
Company shareholders	26,726	12,528	55,581	29,584
Non-controlling interests	447	13	487	(50)
	27,173	12,541	56,068	29,534

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.45	0.21	0.94	0.50
Diluted	0.45	0.21	0.94	0.50
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Net earnings	27,173	12,541	56,068	29,534
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 9)	381	(480)	(2,621)	(3,641)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 9)	—	(85)	—	(256)
Change in cumulative translation adjustments	408	(2,136)	1,045	(6,785)
Net gain (loss) arising from hedge of a net investment in foreign operations (2) (Note 9)	5,379	(2,006)	(5,941)	6,602
Items that will be reclassified subsequently to net earnings	6,168	(4,707)	(7,517)	(4,080)
Remeasurement of defined benefit liability (3)	531	—	(1,234)	—
Items that will not be reclassified subsequently to net earnings	531	—	(1,234)	—
Total other comprehensive income (loss)	6,699	(4,707)	(8,751)	(4,080)
Comprehensive income for the period	33,872	7,834	47,317	25,454

Comprehensive income (loss) for the period attributable to:
Company shareholders	33,310	7,947	46,993	25,557
Non-controlling interests	562	(113)	324	(103)
	33,872	7,834	47,317	25,454

(1)Presented net of deferred income tax expense of $80 and deferred income tax benefit of $553 for the three and nine months ended September 30, 2020, respectively, and deferred income tax benefit of $116 and $473 for the three and nine months ended September 30, 2019, respectively. Refer to Note 9 for additional information on the Company’s cash flow hedges.
(2)Presented net of deferred income tax benefit of nil and $45 for the three and nine months ended September 30, 2020, respectively, and nil for the three and nine months ended September 30, 2019. Refer to Note 9 for additional information on the Company’s hedge of net investment in foreign operations.
(3)Presented net of deferred income tax expense of $192 and deferred income tax benefit of $444 for the three and nine months ended September 30, 2020, and nil for the three and nine months ended September 30, 2019.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2019
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428
Transactions with owners
Exercise of stock options (Note 8)	226,875	2,015							2,015		2,015
Change in excess tax benefit on exercised share-based awards		42	(42)						—		—
Change in excess tax benefit on outstanding share-based awards			55						55		55
Share-based compensation (Note 8)			521				(44)	(1)	477		477
Share-based compensation expense credited to capital on options exercised (Note 8)		647	(647)						—		—
Dividends on common shares (Note 8)							(25,141)		(25,141)		(25,141)
	226,875	2,704	(113)				(25,185)		(22,594)		(22,594)
Net earnings (loss)							29,584		29,584	(50)	29,534
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 9)					(3,641)	(3,641)			(3,641)		(3,641)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 9)					(256)	(256)			(256)		(256)
Change in cumulative translation adjustments				(6,732)		(6,732)			(6,732)	(53)	(6,785)
Net gain arising from hedge of a net investment in foreign operations (Note 9)				6,602		6,602			6,602		6,602
				(130)	(3,897)	(4,027)			(4,027)	(53)	(4,080)
Comprehensive income (loss) for the period				(130)	(3,897)	(4,027)	29,584		25,557	(103)	25,454
Balance as of September 30, 2019	58,877,185	352,971	16,961	(24,300)	(1,407)	(25,707)	(91,415)		252,810	11,478	264,288

(1)Presented net of income tax benefit of $16 for the nine months ended September 30, 2019.
(2)Presented net of deferred income tax benefit of $473 for the nine months ended September 30, 2019.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2020
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)	260,740	11,488	272,228
Transactions with owners
Change in excess tax benefit on outstanding share-based awards			1,764					1,764		1,764
Share-based compensation (Note 8)			562					562		562
Dividends on common shares (Note 8)							(26,107)	(26,107)		(26,107)
	—	—	2,326				(26,107)	(23,781)		(23,781)
Net earnings							55,581	55,581	487	56,068
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 9)					(2,621)	(2,621)		(2,621)		(2,621)
Change in cumulative translation adjustments				1,208		1,208		1,208	(163)	1,045
Net loss arising from hedge of a net investment in foreign operations (2) (Note 9)				(5,941)		(5,941)		(5,941)		(5,941)
Remeasurement of defined benefit liability (3)							(1,234)	(1,234)		(1,234)
				(4,733)	(2,621)	(7,354)	(1,234)	(8,588)	(163)	(8,751)
Comprehensive (loss) income for the period				(4,733)	(2,621)	(7,354)	54,347	46,993	324	47,317
Balance as of September 30, 2020	59,009,685	354,559	19,108	(26,365)	(3,691)	(30,056)	(59,659)	283,952	11,812	295,764

(1)Presented net of deferred income tax benefit of $553 for the nine months ended September 30, 2020.
(2)Presented net of deferred income tax benefit of $45 for the nine months ended September 30, 2020.
(3)Presented net of deferred income tax benefit of $444 for the nine months ended September 30, 2020.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	27,173	12,541	56,068	29,534
Adjustments to net earnings
Depreciation and amortization	16,153	15,697	47,594	45,238
Income tax expense	6,632	4,252	14,160	13,861
Interest expense	7,368	7,764	22,679	24,022
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges (Note 4)	—	526	586	2,535
Share-based compensation expense	4,707	456	4,475	2,042
Loss (gain) on foreign exchange	746	34	(162)	(608)
Pension and other post-retirement expense related to defined benefit plans	518	530	1,497	1,571
Contingent consideration liability fair value adjustments (Note 9)	—	—	(11,005)	—
Other adjustments for non-cash items	303	1,009	1,935	1,597
Income taxes paid, net	(3,000)	(3,417)	(10,518)	(7,390)
Contributions to defined benefit plans	(523)	(238)	(1,259)	(985)
Cash flows from operating activities before changes in working capital items	60,077	39,154	126,050	111,417
Changes in working capital items
Trade receivables	(20,597)	(2,806)	(23,404)	(17,296)
Inventories	7,279	232	(3,088)	(10,247)
Other current assets	2,528	(1,364)	(23)	2,308
Accounts payable and accrued liabilities and share-based compensation liabilities, current	18,783	13,314	(10,424)	(23,775)
Provisions	(547)	(180)	1,872	(675)
	7,446	9,196	(35,067)	(49,685)
Cash flows from operating activities	67,523	48,350	90,983	61,732

INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	—	(35,704)	—
Purchases of property, plant and equipment	(8,337)	(9,343)	(21,038)	(38,587)
Other investing activities	(618)	(659)	(578)	(512)
Cash flows from investing activities	(8,955)	(10,002)	(57,320)	(39,099)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

FINANCING ACTIVITIES
Proceeds from borrowings	48,423	35,531	237,957	150,300
Repayment of borrowings	(97,741)	(59,644)	(221,440)	(133,969)
Interest paid	(2,894)	(3,605)	(17,866)	(20,864)
Proceeds from exercise of stock options	—	—	—	2,015
Dividends paid	(8,574)	(8,709)	(26,032)	(25,250)
Other financing activities	—	(54)	—	(160)
Cash flows from financing activities	(60,786)	(36,481)	(27,381)	(27,928)

Net (decrease) increase in cash	(2,218)	1,867	6,282	(5,295)
Effect of foreign exchange differences on cash	957	(1,264)	(208)	(157)
Cash, beginning of period	14,382	12,596	7,047	18,651
Cash, end of period	13,121	13,199	13,121	13,199
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	13,121	7,047
Trade receivables	158,775	133,176
Inventories	190,843	184,937
Other current assets	20,962	22,287
	383,701	347,447
Property, plant and equipment	399,295	415,311
Goodwill (Note 10)	132,073	107,677
Intangible assets	126,469	115,049
Deferred tax assets	28,454	29,738
Other assets	11,224	10,518
Total assets	1,081,216	1,025,740

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	147,004	145,051
Share-based compensation liabilities, current (Note 8)	8,916	4,948
Provisions, current	3,712	1,766
Borrowings and lease liabilities, current	25,577	26,319
	185,209	178,084
Borrowings and lease liabilities, non-current	502,922	482,491
Pension, post-retirement and other long-term employee benefits	19,099	17,018
Share-based compensation liabilities, non-current (Note 8)	4,031	4,247
Non-controlling interest put options (Note 9)	13,175	13,634
Deferred tax liabilities	41,493	46,669
Provisions, non-current	2,979	3,069
Other liabilities	16,544	8,300
Total liabilities	785,452	753,512

EQUITY
Capital stock (Note 8)	354,559	354,559
Contributed surplus	19,108	16,782
Deficit	(59,659)	(87,899)
Accumulated other comprehensive loss	(30,056)	(22,702)
Total equity attributable to Company shareholders	283,952	260,740
Non-controlling interests	11,812	11,488
Total equity	295,764	272,228
Total liabilities and equity	1,081,216	1,025,740
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2020
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of September 30, 2020 and December 31, 2019, as well as its consolidated earnings, comprehensive income, and cash flows for the three and nine months ended September 30, 2020 and 2019 and the changes in equity for the nine months ended September 30, 2020 and 2019.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standards described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes.
Certain prior period amounts have been adjusted to reflect the allocation of purchase proceeds related to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020 ("Nortech Acquisition").
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on November 11, 2020.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes.

Beginning in December 2019, a new strain of the coronavirus ("COVID-19") spread rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). The impact of the virus varies from region to region and from week to week. The Company is closely monitoring the impacts of the COVID-19 pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions.
As of September 30, 2020, and as a result of impacts from COVID-19, the Company recorded (i) a fair value adjustment to its contingent consideration related to the Nortech Acquisition that was originally recorded in the first quarter of 2020 (refer to Note 9 for more information on the Company's contingent consideration liability) and (ii) certain termination benefits as a result of a restructuring plan in response to COVID-19 uncertainties (refer to Note 4 for more information on manufacturing facility closures, restructuring and other related charges). There were no other material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise.
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic will likely have a materially negative impact on the global economy for the remainder of 2020, into 2021 and perhaps beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
New Standards Adopted as of January 1, 2020

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s financial statements as a result of adopting the revised Conceptual Framework.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7).

In the current period, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a Company includes when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018 - 2020, which amends IFRS 1, IFRS 9, and the Illustrative Examples accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 28, 2020, the IASB published Covid-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual reporting periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.

On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to support the application of the requirements of IFRS Standards when changes are made to contractual cash flows or hedging relationships as a result of the transition to an alternative benchmark interest rate. The amendments are effective on January 1, 2021 and will be applied retrospectively. Management has completed its analysis of the guidance and, at this time, does not expect it to materially impact the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	60,273	59,291	179,528	170,414
Share-based compensation expense (Note 8)	4,707	456	4,475	2,042
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	517	546	1,526	1,621
Defined contributions plans	2,826	1,700	5,041	5,754
	68,323	61,993	190,570	179,831

Finance costs - Interest
Interest on borrowings and lease liabilities	7,178	7,968	22,083	24,914
Amortization of debt issue costs on borrowings	301	303	894	890
Interest capitalized to property, plant and equipment	(111)	(507)	(298)	(1,782)
	7,368	7,764	22,679	24,022

Finance costs - Other finance expense (income), net
Foreign exchange loss (gain)	746	36	(162)	(606)
Change in fair value of contingent consideration liability (Note 9)	—	—	(11,005)	—
Other costs (income), net	550	(495)	1,741	290
	1,296	(459)	(9,426)	(316)

Additional information
Depreciation of property, plant and equipment	12,606	13,021	37,606	37,486
Amortization of intangible assets	3,547	2,676	9,988	7,752
Impairment of assets, net	428	1,375	1,989	4,108
4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

Manufacturing facility closures, restructuring and other related charges incurred in the three and nine months ended September 30, 2020 totalled $0.5 million and $4.3 million, respectively. The charges for the three months ended September 30, 2020 were cash costs of $0.5 million related to termination benefits as a result of employee restructuring initiatives which began in the second quarter in response to COVID-19 uncertainties. The charges for the nine months ended September 30, 2020 were comprised of cash costs of $3.7 million related to termination benefits as a result of employee restructuring initiatives discussed above as well as idle facility costs related to the closure of the Montreal, Quebec and Columbia, South Carolina facilities, and non-cash impairments of $0.6 million for inventory related to the closure of the Montreal, Quebec manufacturing facility.

Manufacturing facility closures, restructuring and other charges incurred in the three and nine months ended September 30, 2019 totalled $1.6 million and $5.8 million, respectively. The charges for the three and nine months ended September 30, 2019 were comprised of non-cash impairments of inventory and property, plant and equipment related to the closures of the Johnson City, Tennessee and Montreal, Quebec manufacturing facilities totalling $0.5 million and $2.5 million, respectively, and cash costs of $1.1 million and $3.3 million, respectively, mainly for termination benefits, restoration and ongoing idle facility costs related to the closure of the Montreal, Quebec manufacturing facility as well as the post-closure activities of the Johnson City, Tennessee manufacturing facility.

5 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Income tax expense	$6,632	$4,252	$14,160	$13,861
Earnings before income tax expense	$33,805	$16,793	$70,228	$43,395
Effective tax rate	19.6%	25.3%	20.2%	31.9%

The decrease in the effective tax rate in the three months ended September 30, 2020 as compared to the same period in 2019 was primarily due to the favourable treatment of interest deductions related to the restructuring of intercompany debt, which was partially offset by an unfavourable mix of earnings between jurisdictions.

The decrease in the effective tax rate in the nine months ended September 30, 2020 as compared to the same period in 2019 was primarily due to the favourable treatment of interest deductions related to the restructuring of intercompany debt and the non-recurrence of the proposed state income tax assessment recognized in the second quarter of 2019 resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
6 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Basic	59,009,685	58,877,185	59,009,685	58,764,165
Effect of stock options	735,433	181,573	434,407	190,520
Diluted	59,745,118	59,058,758	59,444,092	58,954,685

The number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 613,401 for the three and nine months ended September 30, 2020, and 242,918 for the three and nine months ended September 30, 2019.
7 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	September 30, 2020	December 31, 2019
Commitments to purchase machinery and equipment	$8,425	$8,991

8 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of September 30, 2020 and December 31, 2019 was 59,009,685.
Dividends
The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8,807
May 12, 2020	June 30, 2020	$0.1475	June 15, 2020	59,009,685	$8,651
August 12, 2020	September 30, 2020	$0.1475	September 15, 2020	59,009,685	$8,574

(1)The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
The Company’s current normal course issuer bid (“NCIB”) was renewed on July 23, 2020 and ends on July 22, 2021. The previous NCIB was in effect from July 23, 2019 through July 22, 2020. The NCIB allows the Company the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices.
There were no shares repurchased during the three and nine months ended September 30, 2020 and 2019. As of September 30, 2020 and 2019, there were 4,000,000 common shares available for repurchase under the NCIB.
There were no shares repurchased under the current NCIB as of November 11, 2020.

Stock Options

The following tables summarize information related to stock options (in Canadian dollars ("CDN") where indicated):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Stock options granted	—	—	1,533,183	392,986
Weighted average exercise price per stock option granted	—	—	CDN$7.94	CDN$17.54
Stock options exercised	—	—	—	226,875
Weighted average exercise price per stock option exercised	—	—	—	CDN$12.22
Stock options cancelled/forfeited	—	22,503	77,500	32,503
Weighted average exercise price per stock option cancelled/forfeited	—	CDN$17.54	CDN$12.34	CDN$15.85

September 30, 2020
Stock options outstanding	2,466,584
Weighted average exercise price per stock option outstanding	CDN$11.31

The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Nine months ended September 30,
	2020	2019
Expected life	5.5 years	4.9 years
Expected volatility (1)	34.18%	29.79%
Risk-free interest rate	0.75%	1.44%
Expected dividends	10.79%	4.27%
Stock price at grant date	CDN$7.94	CDN$17.54
Exercise price of awards	CDN$7.94	CDN$17.54
Foreign exchange rate USD to CDN	1.4526	1.3380

(1)Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.

Restricted Share Units

The following tables summarize information related to restricted share units ("RSUs"):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
RSUs granted	—	—	281,326	120,197
Weighted average fair value per RSU granted	$—	$—	$6.07	$13.74
RSUs forfeited	—	5,399	1,678	5,399

September 30, 2020
RSUs outstanding	504,252
Weighted average fair value per RSU outstanding	$10.96

Deferred Share Units
The following tables summarize information related to deferred share units ("DSUs"):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
DSUs granted	4,959	2,667	101,802	63,431
Weighted average fair value per DSU granted	$10.96	$13.66	$9.27	$14.00

September 30, 2020
DSUs outstanding	373,229
Weighted average fair value per DSU outstanding	$10.96

Performance Share Units

The following table summarizes information about performance share units ("PSUs"):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
PSUs granted	—	—	694,777	291,905
Weighted average fair value per PSU granted	$—	$—	$5.59	$14.28
PSUs forfeited	—	14,070	5,032	14,070
PSUs cancelled by performance factor (1)	—	—	346,887	371,158

(1)The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.

The weighted average fair value of PSUs granted was based 50% on the five-day VWAP of the common shares of the Company at grant date and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following weighted average assumptions:

	Nine months ended September 30,
	2020	2019
Expected life	3 years	3 years
Expected volatility(1)	36%	25%
US risk-free interest rate	0.30%	2.36%
Canadian risk-free interest rate	0.59%	1.60%
Expected dividends(2)	0%	0%
Performance period starting price(3)	CDN$16.25	CDN$16.36
Closing stock price on TSX as of the estimation date	CDN$7.24	CDN$18.06

(1)Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)A participant receives a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)The performance period starting price is measured as the volume weighted average price for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

September 30, 2020
PSUs outstanding	1,243,944
Weighted average fair value per PSU outstanding	$11.77

Based on the Company’s current performance adjustment factors, the number of PSUs earned if all of the outstanding PSUs were to be settled at September 30, 2020 would be as follows:

Grant Date	Performance
March 21, 2018	95.4%
March 21, 2019	38.9%
March 23, 2020	98.2%
Summary of Share-based Compensation Expense (Benefit) and Share-based Compensation Liabilities

The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative expense:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Stock options	176	134	562	521
PSUs	2,734	193	2,182	(181)
RSUs	916	192	998	731
DSUs	881	(63)	733	971
	4,707	456	4,475	2,042

The following table summarizes share-based compensation liabilities, including dividend equivalents, recorded in the consolidated balance sheets as of:

	September 30, 2020	December 31, 2019
	$	$
Share-based compensation liabilities, current
PSUs(1)	3,605	1,291
RSUs(1)	1,262	200
DSUs(2)	4,049	3,457
Total share-based compensation liabilities, current	8,916	4,948

Share-based compensation liabilities, non-current
PSUs(1)	2,908	3,055
RSUs(1)	1,123	1,192
Total share-based compensation liabilities, non-current	4,031	4,247

(1)Includes dividend equivalents accrued.
(2)Includes dividend equivalent grants.

9 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:
•cash
•trade receivables
•supplier rebates and other receivables
•accounts payable and accrued liabilities (excluding employee benefits and taxes payable)
Borrowings

The fair value of the Company's $250 million senior unsecured notes issued in October 2018 ("Senior Unsecured Notes") is based on the trading levels and bid/offer prices observed by a market participant. As of September 30, 2020 and December 31, 2019, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $246.3 million and $245.7 million, respectively, and a fair value of $263.6 million and $264.7 million, respectively.

The Company's borrowings, other than the Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of September 30, 2020 and December 31, 2019, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swaps
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.
As of September 30, 2020, and December 31, 2019, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data, either directly or indirectly.
Non-Controlling Interest Put Options
In connection with the acquisition of Airtrax Polymers Private Limited on May 11, 2018, the Company, through its partially-owned subsidiary, Capstone Polyweave Private Limited ("Capstone"), is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. During the nine months ended September 30, 2020 and 2019, the non-controlling interest put options obligation was remeasured due to changes in exchange rates resulting in a $0.5 million and $0.1 million decrease, respectively, in the liability and a corresponding gain recorded in finance costs in other finance expense (income), net. As of September 30, 2020 and December 31, 2019, the amount recorded on the consolidated balance sheet for this obligation is $13.2 million and $13.6 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. Details of inputs used in this valuation technique have been disclosed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2019.

Contingent Consideration

In connection with the Nortech Acquisition, the Company may be required to pay additional consideration to the former owners of Nortech contingent upon the achievement of certain designated financial metrics following a measurement period as specified in the asset purchase agreement.

The Company categorizes this contingent consideration as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration by estimating the present value of probable future net cash outflows from the settlement of the earn-out related provisions contained within the asset purchase agreement. These provisions require the Company to pay up to $12.0 million to the former owners of Nortech should the acquired assets generate an excess of certain profit thresholds as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition.
As of the date of the Nortech Acquisition, management determined it probable that the entire amount of contingent consideration would be paid after the two-year anniversary of the acquisition date, and therefore recorded a $10.8 million financial liability in the opening balance sheet for Nortech, representing the discounted net present value of the $12.0 million potential obligation.
During the second quarter of 2020, management concluded that any payment toward this obligation was no longer probable due primarily to the macroeconomic events and uncertainty connected to the COVID-19 pandemic that have transpired since the date of acquisition and, as a result, the Company recorded an adjustment to the related liability, with an off-setting gain (net of accretion expense) recorded in finance costs in other finance expense (income), net. As of September 30, 2020, management continues to believe that any amount of payment toward this obligation is not probable for the same reasons and, therefore, the Company continues to estimate the fair value of the obligation to be nil. The fair value of the contingent consideration will continue to be reassessed at each reporting date with any changes to be recognized in earnings in finance costs in other finance expense (income), net.
The fair value estimations as of the date of the acquisition and as of September 30, 2020 were calculated using significant unobservable inputs including estimations of undiscounted future net cash flows (as measured according to the asset purchase agreement) to be generated by Nortech, which management had previously estimated as of the date of the acquisition to be in excess of $12.5 million over the two-year period following the date of acquisition, but now estimates as of September 30, 2020 to be less than $11.8 million, which represents the minimum threshold for the additional consideration payment according to the asset purchase agreement. A discount rate of 5.38% was also used in estimating the net present value of the estimated future cash outflows. The discount rate represents the Company's estimated incremental borrowing rate as of the date of acquisition and through the date of maturity of the obligation. The fair value of the liability is sensitive to changes in projected profits and thereby, future cash outflows, and the discount rate applied to those future cash outflows, which could have resulted in a higher or lower fair value measurement. Refer to Note 10 for further discussion of the Nortech Acquisition.

A reconciliation of the carrying amount of financial instruments classified within Level 3 follows for the period ended September 30, 2020:

	Non-controlling interest put options	Contingent consideration
	$	$
Balance as of December 31, 2019	13,634	—
Contingent consideration recorded as a result of the Nortech Acquisition	—	10,806
Increases resulting from net present value discounting	—	199
Fair value adjustments recorded in finance (income) costs	—	(11,005)
Net foreign exchange differences	(459)	—
Balance as of September 30, 2020	13,175	—

Interest Rate Swap Agreements
The Company is exposed to a risk of changes in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.

The Company was party to the following interest rate swap agreements designated as hedging instruments as of September 30, 2020:

Effective Date	Maturity	Notional Amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
August 20, 2018	August 18, 2023	60,000	Monthly	2.0450

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Gain/(loss) from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	461	(596)	(3,174)	(4,114)
Deferred tax (expense)/benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	(80)	116	553	473
Amounts reclassified from cash flow hedging reserve to earnings (2)	—	(85)	—	(256)

(1)The hedging loss recognized in other comprehensive income ("OCI") before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.
(2)Reclassification of unrealized gains from OCI as a result of the discontinuation of hedge accounting for certain interest rate swap agreements.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	September 30, 2020	December 31, 2019
	$	$
Carrying amount included in other liabilities	4,514	1,339
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(3,691)	(1,070)

Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company's net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. The Company's Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Gain/(loss) from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	5,379	(2,298)	(5,986)	7,532
Gain/(loss) from Senior Unsecured Notes recognized in OCI	5,379	(2,006)	(5,986)	6,602
(Loss)/gain from hedge ineffectiveness recognized in earnings in finance costs, in other finance expense (income), net	—	(293)	—	906
Foreign exchange gains recognized in cumulative translation adjustments in the statement of changes in equity	—	1	—	24
Deferred tax benefit on change in value of the Senior Unsecured Notes recognized in OCI	—	—	45	—

The notional and carrying amounts of the Senior Unsecured Notes are as follows:

	September 30, 2020	December 31, 2019
	$	$
Notional amount	250,000	250,000
Carrying amount	246,262	245,681

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$
(Loss)/gain from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(5,379)	2,006	5,986	(6,602)

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows:

	September 30, 2020	December 31, 2019
	$	$
Cumulative (loss) gain included in foreign currency translation reserve in OCI	(5,127)	859

10 - BUSINESS ACQUISITION AND GOODWILL
Nortech Packaging Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech for an aggregate purchase price of $46.5 million, net of cash balances acquired. This amount includes potential earn-out consideration of up to $12.0 million, contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Refer to Note 9 for further discussion of this financial liability and inputs used in management's estimation of fair value. The initial purchase price amount paid was financed using funds available under the Company's revolving credit facility.
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging.
Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. The former owners of Nortech have in escrow approximately $4.7 million related to customary representations, warranties and covenants in the asset purchase agreement, which contains customary indemnification provisions. The transaction is being accounted for using the acquisition method of accounting.
The net consideration transferred on the closing date for the acquisition described above was as follows:

February 11, 2020
$
Consideration paid in cash	36,188
Estimated fair value of contingent consideration (1)	10,806
Consideration transferred	46,994
Less: cash balances acquired	484
Consideration transferred, net of cash acquired	46,510

(1)The gross contractual contingent consideration amount of $12.0 million is included in the gross consideration total at its net present value when the contingency was entered into on the date of acquisition, which is discounted over two years using a calculated rate of 5.38%. As of September 30, 2020, management continues to believe that the absence of any future payment toward the contingent consideration obligation is probable due to the macroeconomic events and uncertainty related to the COVID-19 pandemic that have transpired since the date of the acquisition. Refer to Note 9 for further discussion of this financial liability and inputs used in management's estimation of fair value.

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

February 11, 2020
$
Current assets
Cash	484
Trade receivables (1)	2,749
Inventories	5,123
Other current assets	199
Property, plant and equipment	921
Intangible assets	21,519
30,995
Current liabilities
Accounts payable and accrued liabilities	9,493
Borrowings, current	143
Borrowings, non-current	5
9,641
Fair value of net identifiable assets acquired	21,354

(1)The gross contractual amounts receivable were $3.2 million. As of September 30, 2020, the Company has collected approximately $2.9 million of the outstanding trade receivables, with $0.3 million expected to remain uncollected.

The fair value of goodwill at the date of acquisition was as follows:

February 11, 2020
$
Consideration transferred	46,994
Less: fair value of net identifiable assets acquired	21,354
Goodwill	25,640

Goodwill recognized is primarily related to growth expectations, expected revenue synergies, and expected future profitability. The Company expects all of the recorded goodwill to be deductible for income tax purposes.

The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows:

	Three months ended September 30, 2020	February 12 through September 30, 2020
	$	$
Revenue	5,677	9,203
Net loss	301	952

Had the Nortech Acquisition been effective as of January 1, 2020, the impact on the Company’s consolidated earnings would have been as follows:

Nine Months Ended September 30, 2020
$
Revenue	13,953
Net loss	181

The Company's acquisition-related costs of $0.8 million are excluded from the consideration transferred. Approximately $0.1 million of these costs is included in the Company’s consolidated earnings, primarily in selling, general and administrative expenses, for the nine months ended September 30, 2020.

The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2019	107,677
Acquired through Nortech Acquisition	25,640
Foreign exchange	(1,244)
Balance as of September 30, 2020	132,073

Due to changes in external market conditions adversely affecting Nortech's operations as a result of the COVID-19 pandemic, the Company performed impairment testing for the Nortech asset group as of June 30, 2020. The impairment test for this asset group was performed based on its value in use and, as a result of this testing, no impairment charge was necessary. As no further indicators of impairment were present subsequent to this analysis, impairment testing was not performed as of September 30, 2020.

Key assumptions used in the discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset group are outlined in the tables below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the asset group to exceed its recoverable amount, in which case an impairment would otherwise be recognized. Revenue and other future assumptions used in the model were prepared in accordance with IAS 36 – Impairment of Assets and do not include the benefit from obtaining, or the incremental costs to obtain, growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

Details of the key assumptions used in the impairment test performed as of June 30, 2020 are outlined below:

Carrying amount allocated to the Nortech asset group:
Goodwill	$25,640
Results of test performed as of June 30, 2020:
Recoverable amount	$58,758
Forecast period annual revenue growth rates (1)	Nil in 2020 and 2021, 4.5-28.9% thereafter
Discount Rate (2)	12.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.5%
Income tax rate (4)	25.5%

(1)	The annual revenue growth rates for the forecast period are consistent with projections presented by management to the Board of Directors, however, management now expects revenue growth to be delayed by a two-year period due to macroeconomic events related to the COVID-19 pandemic.
(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.
(3)	Cash flows beyond the forecast period have been extrapolated at or below the projected long-term average growth rates for the asset group which is consistent with United States gross domestic product.
(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.

Sensitivity analysis performed as of June 30, 2020 based on reasonably possible key assumptions used the following:

Forecast period annual revenue growth rates	Nil in 2020 through 2022, 5.4-28.9% thereafter
Discount Rate	14.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.5%
Income tax rate	28.0%

There was no indication of any impairment resulting from changing the individual assumptions above.
11 - POST REPORTING EVENTS
Non-Adjusting Events
•On November 11, 2020, the Company declared a quarterly cash dividend of $0.1575 per common share payable on December 31, 2020 to shareholders of record at the close of business on December 16, 2020. The estimated amount of this dividend payment is $9.3 million based on 59,009,685 of the Company’s common shares issued and outstanding as of November 11, 2020.
No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2020.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of November, 2020.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2020.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of November, 2020.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer